Filed by Guaranty Bancorp
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Guaranty Bancorp
Commission File No.: 000-51556
Date: May 22, 2018

DAY 1 GBT EMPLOYEE LETTER from Paul Taylor (via email)

Subject: Guaranty Bancorp to merge with Independent Bank Group, Inc.

I am pleased to announce the next exciting chapter for our organization. Recently, the Board of Directors of Guaranty Bancorp was approached with an exceptional offer from Independent Bank Group, Inc. (NASDAQ: IBTX). After extensive negotiations, the Board accepted the offer and today, Guaranty Bancorp and Independent Bank Group, Inc. announced that they have signed a definitive merger agreement whereby Independent Bank Group will acquire Guaranty Bancorp. I am very proud of what we have accomplished together and it is due to your extraordinary efforts that we have become a highly successful and regarded bank in the state of Colorado.

The transaction is expected to close in the 4th quarter of 2018 and at that time Guaranty Bank and Trust Company will become part of Independent Bank Group’s wholly-owned subsidiary, Independent Bank. Together, we expect to have over $13 Billion in assets with an extensive branch network throughout Colorado and Texas, a size and scope that provides for even greater opportunities for our employees, customers and communities. Like Guaranty Bank, Independent Bank is one of the top-performing banks in the country and we share a commitment to exceptional customer service and providing an environment where employees thrive.

Upon completion of the transaction, I will join Independent Bank Group’s Board of Directors and I plan to remain with the company as a consultant for a period of time to help facilitate a smooth transition.  Additionally, Michael Hobbs will serve as the Colorado Market CEO for Independent Bank.  David R. Brooks will remain Chairman, President and Chief Executive Officer of Independent Bank Group and Chief Executive Officer of Independent Bank.

About Independent Bank Group

Independent Bank Group provides a wide range of relationship-driven commercial banking products and services tailored to meet the needs of businesses. They also offer a full line of personal financial products and services with core values that are very similar to ours and include: principled financial decisions, building strong, healthy communities, leading with a courageous heart, providing resilient solutions, and creating thriving relationships. Independent Bank has been named a Raymond James Community Bankers Cup winner for six consecutive years and this year was ranked 20th in Forbes Magazine list of Best Banks in America. Their mission is to make an impact on the communities they serve through high-performance, purpose-driven banking. You can learn more by visiting their website: https://www.ibtx.com

What to Expect

You are probably wondering what this means for you. Let me stress that this announcement does not change our focus on providing service that delights our customers. Until the closing, it will be business as usual with no change to benefits or pay, business operations will continue intact and we will continue to operate as separate, independent companies.

Our executive team will be working closely with Independent Bank over the next few months to help define staffing models and an integration plan. As with any transaction, we expect that there may be position eliminations, and we will share additional information as it becomes appropriate.  For those impacted, severance will be provided if you remain in your position until your position elimination date, which would typically be at closing or conversion, but position elimination dates may vary depending upon the role.

My Commitment to You

I am committed to keeping you informed through each step of this transition.  Michael Hobbs and I will be very visible during the process and will be visiting branches to address your specific questions.  Please feel free to email me at Paul.Taylor@gbnk.com, or call me at 303.293.5563 at any time with questions. Additionally, we have set up .GBT_MergerQuestions where you can email your questions. We will also be posting a Transaction FAQ on the Intranet that we will regularly update. As a reminder, please refer all inquiries you may get from the media to Jody Soper or me.

Thank you all for your hard work and dedication. You truly have made this the best community bank in the state of Colorado.

Forward Looking Statements

Certain statements contained in this communication that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include information about Guaranty Bancorp’s and Independent Bank Group’s possible or assumed future economic performance or future results of operations, including Guaranty Bancorp’s  or Independent Bank Group’s future revenues, income, expenses, provision for loan losses, provision for taxes, effective tax rate, earnings per share and cash flows, and Guaranty Bancorp’s and Independent Bank Group’s future capital expenditures and dividends, future financial condition and changes therein, including changes in Guaranty Bancorp’s and Independent Bank Group’s loan portfolio and allowance for loan losses, future capital structure or changes therein, as well as the plans and objectives of management for Guaranty Bancorp’s and Independent Bank Group’s future operations, future or proposed acquisitions, the future or expected effect of acquisitions on Guaranty Bancorp’s and Independent Bank Group’s operations, results of operations, financial condition, and future economic performance, statements about the benefits of the proposed transaction, and the statements of the assumptions underlying any such statement. Such statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim”, “anticipate”, “estimate”, “expect”, “goal”, “guidance”, “intend”, “is anticipated”, “is expected”, “is intended”, “objective”, “plan”, “projected”, “projection”, “will affect”, “will be”, “will continue”, “will decrease”, “will grow”, “will impact”, “will increase”, “will incur”, “will reduce”, “will remain”, “will result”, “would be”, variations of such words or phrases (including where the word “could”, “may”, or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. The forward-looking statements that Guaranty Bancorp and Independent Bank Group make are based on our current expectations and assumptions regarding Guaranty Bancorp’s and Independent Bank Group’s businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect Guaranty Bancorp’s or Independent Bank Group’s future financial results and performance and could cause those results or performance to differ materially from those expressed in the forward-looking statements. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Guaranty Bancorp and Independent Bank Group, the outcome of any legal proceedings that may be instituted against Independent Bank Group or Guaranty Bancorp, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Guaranty Bancorp and Independent Bank Group do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, Independent Bank Group’s ability to complete the acquisition and integration of Guaranty Bancorp successfully, and the dilution caused by Independent Bank Group’s issuance of additional shares of its common stock in connection with the transaction. Each of Guaranty Bancorp and Independent Bank Group disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information on Guaranty Bancorp, Independent Bank Group and factors which could affect the forward-looking statements contained herein can be found in Guaranty Bancorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, its Quarterly Report on Form 10-Q for the three-month period ended March 31, 2018 and its other filings with the Securities and Exchange Commission (the “SEC”) and in Independent Bank Group’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, its Quarterly Report on Form 10-Q for the three-month period ended March 31, 2018 and its other filings with the SEC.

Important Additional Information

Independent Bank Group will file a registration statement with the SEC which will include a joint proxy statement/prospectus to be sent to the shareholders of Guaranty Bancorp and Independent Bank Group in connection with the proposed transaction, which investors and security holders should read carefully.  Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Independent Bank Group at its website, www.ibtx.com, or from Guaranty Bancorp at its website, www.gbnk.com.  Independent Bank Group, Guaranty Bancorp and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Independent Bank Group and Guaranty Bancorp in connection with the proposed transaction.  Information about these persons is included in each company’s annual proxy statement and in other documents subsequently filed with the SEC, and will be included in the registration statement and related joint proxy statement/prospectus when filed.